Exhibit 99.2

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY INTERNET
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VOTE BY EMAIL
Mark, sign, date and scan your proxy card and email it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual General Meeting to be held at 3:00 p.m. on September 28, 2026 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - Neo-Concept International Group Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED RESOLUTION.

1. THAT, as a special resolution of the Company and as a separate special resolution of each of the holders of the Class A Ordinary Shares and the holders of the Class B Ordinary Shares voting as separate classes (the votes of each class to be counted separately), the Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect be and are hereby amended and restated by the deletion in their entirety and the substitution in their place thereof of the Third Amended and Restated Memorandum and Articles of Association of the Company, in the form annexed to the notice of the Annual General Meeting as Annex A, with immediate effect, reflecting, among other things, (a) the removal of the requirement to hold an annual general meeting in each fiscal year, (b) the removal of the conversion of Class B Ordinary Shares into Class A Ordinary Shares, (c) that the Class B Ordinary Shares shall carry no right to receive dividends, distributions or any participation in the profits of the Company, and (d) that the holders of the Class B Ordinary Shares shall not be entitled to any participation in the surplus or residual assets of the Company upon any liquidation, dissolution, winding-up or reduction of capital (other than repayment of the nominal paid-up par value, ranking junior to all other classes). (Special Resolution — of the Company and of each class voting separately)

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *

AC:ACCT9999

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED
ANNUAL GENERAL MEETING
SEPTEMBER 28, 2026
AT 3:00 P.M. (HONG KONG TIME)

This form of proxy is furnished in connection with the solicitation by the board of directors of Neo-Concept International Group Holdings Limited (the "Company"), of proxies for the annual general meeting of the Company (the "AGM") to be held at 3:00 p.m. on September 28, 2026 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of AGM (the "AGM Notice"). The board of directors of the Company has fixed the close of business on September 8, 2026 (Eastern Time) as the record date (the "Record Date") for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. In respect of the resolutions requiring shareholders' vote at the AGM, each holder of the Company's Class A Ordinary Shares is entitled to one (1) vote per Class A Ordinary Share and each holder of the Company's Class B Ordinary Shares is entitled to thirty (30) votes per Class B Ordinary Share. The quorum of the AGM consists of two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting.

This form of proxy and the accompanying AGM Notice will be first sent to the shareholders of the Company on or about September 15, 2026. The shares represented by all properly executed proxies returned to the Company in accordance with the existing second amended and restated articles of association of the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the AGM (i.e., by 3:00 p.m., Hong Kong time, on September 26, 2026) or, in the case of any adjourned meeting, no later than 48 hours before the time appointed for the holding of the adjourned meeting (i.e., by 3:00 p.m., Hong Kong time, on October 3, 2026), or (ii) by voting in person at the AGM.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I/We, ____* (Name) of ____ (Address) being the registered holder(s) of Neo-Concept International Group Holdings Limited (the "Company"), hereby appoint the Chairman of the Extraordinary General Meeting or ____________________ of ____ as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "FOR." IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOX MARKED "AGAINST." IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED "ABSTAIN."

Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Neo-Concept International Group Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____ ☐

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)